UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          COLLINS & AIKMAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   194830 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Jonathan A. Schaffzin, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 23, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         52,000,000
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            52,000,000

                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   52,000,000*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      59.8%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                         00 (Limited Liability Company)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /X/
                                                                 (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         576,1501
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            576,150*

                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     576,150

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.7%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (E1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                  (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         978,5002
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            978,500*

                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     978,500

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (K1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         455,4373
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            455,437*

                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     455,437
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                 (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         227,7194
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            227,719*

                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     227,719
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         49,762,1945
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            49,762,194*

                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   49,762,194*
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      57.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------


----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

Item 1.  Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share, of Collins & Aikman Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5755 New King Court, Troy, Michigan 48090.

Item 2.  Identity and Background.

     This Statement is being filed jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (E1), L.P., a Delaware limited partnership ("HIPE1"), Heartland Industrial Partners (K1), L.P., a Delaware limited partnership ("HIPK1"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership ("HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIPFF, HIPE1, HIPK1 and HIPC1, the "Reporting Heartland Entities").

     HIA is the general partner of each of the Reporting Heartland Entities. David A. Stockman is the managing member of HIA. With respect to matters unrelated to the voting or disposition of the shares of the Company, Mr. Stockman shares with the other members of HIA and the other senior managing directors of HIP certain authority regarding matters related to HIP. The agreement among the Reporting Heartland Entities relating to the joint filing of this Statement is attached as Exhibit 6 hereto.

     The principal business and office address of each of the Reporting Heartland Entities and David A. Stockman is 55 Railroad Avenue, Greenwich, CT 06830.

     The principal business of each of the Reporting Heartland Entities is to focus on investments in industrial companies. David A. Stockman's principal occupation is Senior Managing Director of HIP.

     During the last five years, none of the Reporting Heartland Entities or David A. Stockman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The limited partners, general partner and members, as applicable, of each of the Reporting Heartland Entities contributed an aggregate of $260,000,000 to the Reporting Heartland Entities, which contributed $125,000,000 of such amount to the Company in exchange for an aggregate of 25,000,000 shares of common stock and $135,000,000 of such amount to Blackstone Capital Company II, L.L. C., Blackstone Capital Partners, L.P., Blackstone Advisory Directors Partnership, L.P. Blackstone Family Investment Partnership I L.P. (together, "Blackstone") and Wasserstein/C&A Holdings, L.L.C ("Wasserstein") in exchange for an aggregate of 27,000,000 shares of common stock of the Company. As a result of share purchases, the Reporting Heartland

Entities acquired an aggregate of 52,000,000 shares of common stock of the Company.

Item 4.  Purpose of the Transaction.

     Blackstone and Wasserstein (collectively, the "Selling Shareholders") entered into a share purchase agreement (the "Secondary Share Purchase Agreement) dated as of January 12, 2001 with HIP pursuant to which the Selling Shareholders agreed to sell an aggregate amount of 27,000,000 shares of common stock of the Company, par value $0.01 per share (the "Common Stock") to Heartland for an aggregate purchase price of $135,000,000, or $5.00 per share. The Company and HIP entered into a share purchase agreement (the "Primary Share Purchase Agreement") dated as of January 12, 2001 pursuant to which the Company agreed to sell an aggregate of 8,490,000 shares of Common Stock and 1,000,000 shares of non-voting convertible preferred shares (the "Convertible Preferred") for an aggregate purchase price of $125,000,000. Upon receiving shareholder approval at a Special Meeting scheduled for March 6, 2000, Heartland will elect to convert each Convertible Preferred share for 16.51 shares of Common Stock. As a result of the share purchases, the Heartland Reporting Entities will beneficially own 52,000,000 shares of Common Stock, or 59.8% of the total outstanding shares of Common Stock, and control the Company.

     The Reporting Heartland Entities consummated the share purchases in order to acquire control of the Company and, thereafter, to seek to cause the Company to acquire other auto interior trim manufacturing companies and other companies in businesses related to the Company. The investments by the Reporting Heartland Entities in the Company, are in furtherance of HIP's and its affiliates' strategy to buy, build and grow industrial companies in sectors that are attractive for consolidation and long-term growth.

     The Heartland Reporting Entities intend to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, the Heartland Reporting Entities may consider from time to time various strategic alternatives. Subject to the Shareholders Agreement (as described in Item 6), such actions may include, among other things, the acquisition of additional shares of Common Stock.

Item 5.  Interest in Securities in Collins & Aikman Corporation.

     (a)-(c) At the close of business on February 23, 2001 and after giving effect to the conversion of the non-voting convertible preferred shares, the Reporting Heartland Entities beneficially owned (and have sole power to vote and sole power to dispose of) an aggregate of 52,000,000 shares of common stock, representing approximately 59.8% of the outstanding common stock. David A. Stockman and the other members of HIA may be deemed to be the beneficial owner of the securities held by the Reporting Heartland Entities. David A. Stockman and such members disclaim such beneficial ownership. The ownership of each of the Reporting Heartland Entities is set forth in the following table:

                                         Shares of
           Shareholder                 Common Stock            Percent
           -----------                 ------------            -------

Heartland Industrial Associates
L.L.C.                                  52,000,000             59.8*

----------

* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.


                                  Page 9 fo 12

                                         Shares of
           Shareholder                 Common Stock            Percent
           -----------                 ------------            -------

Heartland Industrial Partners (FF),
L.P.                                      576,150                0.7
Heartland Industrial Partners
(E1), L.P.                                310,669                1.1
Heartland Industrial Partners
(K1), L.P.                                455,437                0.5
Heartland Industrial Partners
(C1), L.P.                                227,719                0.3
Heartland Industrial Partners,
L.P.                                    49,762,194               57.2

     The foregoing percentages are based on 87,024,063 shares of common stock of the Company outstanding on February 23, 2001, after giving effect to the conversion.

     By virtue of the Shareholders Agreement described in Item 6 hereto, the Reporting Heartland Entities may be deemed to be a group with all of the shareholders that are a party to such agreement. As of February 23, 2001, after giving effect to the conversion, the shareholders party to the Shareholders Agreement beneficially owned 78,760,680 shares of common stock of the Company, representing approximately 90.5% of the outstanding common stock of the Company. The Heartland Reporting Entities disclaim such beneficial ownership.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of Collins & Aikman Corporation

     In connection with the share purchases, the Amended and Restated Stockholders Agreement, dated as of June 29, 1994, among BCP, WPP, the Company and C&A Products was terminated and the Company, the Reporting Heartland Entities, Blackstone and Wasserstein (together with Blackstone, the "Original Stockholders"), entered into a new Shareholders Agreement ("Shareholders Agreement"). The following description of certain terms of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is attached hereto as Exhibit 3. "Reporting Heartland Entities" as used in this Item 6 refers to the Reporting Heartland Entities, other than HIA.

     Election of Directors. The Shareholders Agreement provides that the parties will vote their shares of common stock to ensure that the number of directors constituting the entire Board of Directors shall be nine (9) prior to conversion of the Convertible Preferred and thirteen (13) post-conversion. For so long as each party or its permitted transferees hold at least 25% of the shares held by it on the closing date, each party shall vote its shares to cause (i) four (4) Heartland designees to be elected directors prior to conversion and seven (7) Heartland designees to be elected directors post-conversion; (ii) one (1) individual designated by Blackstone; one (1) individual designated by Wasserstein; two (2) outside directors prior to conversion and three (3) outside directors within 60 days of conversion; and the person serving from time to time as the Company's chief executive officer.

     Transfers of Common Stock. The Shareholders Agreement restricts transfers of common stock except for transfers to permitted transferees, pursuant to the "right of first offer", "tag-along" or "drag-along" provisions de-scribed below or pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act.

     Right of First Offer. The Shareholders Agreement provides no stockholder may transfer any of its shares other than to a permitted transferee or pursuant to the "tag-along" and "drag-along" provisions unless such stockholder shall offer such shares to the Reporting Heartland Entities. If the Reporting Heartland Entities decline to purchase the shares, then the Company has the right to purchase such shares.

     Tag-Along Rights and Drag-Along Rights. The Shareholders Agreement grants to the stockholders, subject to certain exceptions, in connection with a proposed transfer of common stock by the Reporting Heartland Entities, the right to require the proposed transferee to purchase a proportionate percentage of the shares owned by the other stockholders upon the same economic terms as are being offered to the Reporting Heartland Entities. The Shareholders Agreement provides that so long as the HIP is entitled to designate directors to the Company's board, the Reporting Heartland Entities have the right to require the other stockholders to sell a proportionate percentage of shares of common stock in such transaction as the Reporting Heartland Entities are selling and to otherwise vote in favor of the transactions effecting such substantial change of control.

     In connection with the purchase of shares of Common Stock from the Company and from Blackstone and Wasserstein, the Reporting Heartland Entities gave the Company and Blackstone and Wasserstein contingent rights to participate in realized profits, if any, on shares purchased by the Reporting Heartland Entities up to a maximum of $6,250,000 for the Company and $6,750,000 in the aggregate for Blackstone and Wasserstein. Such maximum amounts will increase to the extent not paid by 6.8% annually (compounded quarterly). The preceding description of certain terms of the Profit Participation Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 5.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1. Primary Share Purchase Agreement dated as of January 12, 2001 by and between the Company and HIP.

     Exhibit 2. Secondary Share Purchase Agreement dated as of January 12, 2001 by and among HIP, Blackstone and Wasserstein.

     Exhibit 3. Shareholders Agreement dated as of February 23, 2001 by and among the Company, HIP, HIPFF, HIPE1, HIPK1, HIPC1, Blackstone and Wasserstein.

     Exhibit 4. Registration Rights Agreement dated as of February 23, 2001 by and among the Company, HIP, HIPFF, HIPE1, HIPK1, HIPC1, Blackstone and Wasserstein.

     Exhibit 5. Profit Participation Agreement dated as of February 23, 2001 by and among the Company, HIP, HIPFF, HIPE1, HIPK1, HIPC1, Blackstone Capital Company II, L.L.C. and Wasserstein/C&A Holdings, L.L.C.

     Exhibit 6. Joint Filing Agreement among the Reporting Heartland Entities, dated as of March 1, 2001.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2001


                           Heartland Industrial Associates L.L.C.

                           Heartland Industrial Partners (FF), L.P.,

                           Heartland Industrial Partners (E1), L.P.,

                           Heartland Industrial Partners (K1), L.P.,

                           Heartland Industrial Partners (C1), L.P.,

                           Heartland Industrial Partners, L.P.


                           By:     /s/ David A. Stockman
                                   -------------------------------------------
                                   David A. Stockman